BYLAWS OF GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

ARTICLE I

MEETING OF SHAREHOLDERS

SECTION 1. The Annual Meeting of Shareholders shall be held at such time, on such date and at such place within or without the State of Colorado as the Board of Directors may determine from time to time.

SECTION 2. Special Meetings of Shareholders may be called by the Chairman or a majority of the Board of Directors at any time upon written notice given pursuant to law (which notice may be waived in accordance with law).

ARTICLE II

BOARD OF DIRECTORS

SECTION 1. The number of directors may be fixed by the Board of Directors from time to time to such number, not less than three (3) nor more than twenty-five (25), as the Board may determine.

SECTION 2. Any vacancy on the Board of Directors, whether resulting from an increase in the number of directors or otherwise, may be filled by the affirmative vote of a majority of directors then in office, even though less than a quorum, or by a sole remaining director. Directors shall be elected by the Board of Directors to serve until the next annual meeting of the Shareholders.

SECTION 3. Meetings of the Board of Directors may be called at any time by the Chairman, the President and Chief Executive Officer or a majority of the Board of Directors upon notice given at least 24 hours prior to the time of such meeting personally or by mail, e-mail, facsimile, or telephone (which notice may be waived in accordance with law). Meetings of the Board of Directors shall be held at such time and place (within or without the State of Colorado), and in such manner as permitted by law (including, without limitation, by conference call), as shall be stated in the notice thereof.

SECTION 4. A majority of the number of directors fixed pursuant to Section 1 of this Article II shall constitute a quorum at a meeting of the Board of Directors or, if no number is fixed, the number of directors in office immediately before a meeting begins shall constitute a quorum at such meeting.

SECTION 5. The Board of Directors may appoint from among its members (i) an executive committee which, to the extent permitted by law, may exercise all of the powers of the Board of Directors with respect to the conduct and management of the corporation; (ii) an investment and credit committee which, subject to any authority specifically reserved by the Board of Directors, shall have the authority to approve the investment of the funds of the corporation; and (iii) such other committees, each of which shall, to the extent permitted by law, have and exercise such authority as the Board of Directors shall determine. Each committee of the Board of Directors shall consist of at least three (3) directors. Subject to the provisions of any specific committee charters adopted by the Board of Directors, the notice of meeting and quorum requirements of the Board of Directors shall apply to committees of the Board of Directors.

ARTICLE III

OFFICERS

The Chairman of the Board and the President and Chief Executive Officer shall be initially appointed by the Board of Directors. Officers at the level of Senior Vice President and above shall be initially appointed by the Chairman of the Board. The Board of Directors shall annually reappoint all officers at the level of Senior Vice President and above. Officers at a level below Senior Vice President may be appointed by the President and Chief Executive Officer. Any number of offices may be held by the same person. Such officers shall have such authority and perform such duties as normally pertain to their offices or as may from time to time be determined by the Board of Directors.

ARTICLE IV

INDEMNIFICATION

SECTION 1. In this Article, the following terms shall have the following meanings:

(a)

“expenses” means reasonable expenses incurred in a proceeding, including expenses of investigation and preparation, expenses in connection with an appearance as a witness, and fees and disbursement of counsel, accountants or other experts;

(b)	“liability” means an obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty or fine;

(c)	“party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding;

(d)	“proceeding” means any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative, and whether formal or informal.

SECTION 2. Subject to applicable law, if any person who is or was a director, officer or employee of the corporation is made a party to a proceeding because the person is or was a director, officer or employee of the corporation, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if, with respect to the matter(s) giving rise to the proceeding:

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(a)	the person conducted himself or herself in good faith; and

(b)	the person reasonably believed that his or her conduct was in the corporation’s best interests; and

(c)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

(d)	if the person is or was an employee of the corporation, the person acted in the ordinary course of the person’s employment with the corporation.

SECTION 3. Subject to applicable law, if any person who is or was serving as a director, officer, trustee or employee of another company or entity at the request of the corporation is made a party to a proceeding because the person is or was serving as a director, officer, trustee or employee of the other company or entity, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if:

(a)

the person is or was appointed to serve at the request of the corporation as a director, officer, trustee or employee of the other company or entity in accordance with Indemnification Procedures approved by the Board of Directors of the corporation; and

(b)	with respect to the matter(s) giving rise to the proceeding:

(i)	the person conducted himself or herself in good faith; and

(ii)

the person reasonably believed that his or her conduct was at least not opposed to the corporation’s best interests (in the case of a trustee of one of the corporation’s staff benefits plans, this means that the person’s conduct was for a purpose the person reasonably believed to be in the interests of the plan participants); and

(iii)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and

(iv)	if the person is or was an employee of the other company or entity, the person acted in the ordinary course of the person’s employment with the other company or entity.

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